Gentor Resources Inc.

PRESS RELEASE

Gentor Announces Private Placement Financing

Toronto, Canada – September 26th, 2017 - Gentor Resources Inc. ("Gentor" or the "Company") (TSX-V – "GNT") announces that it proposes to carry out a non-brokered private placement of up to 10,000,000 units of the Company (the "Units") at a price of Cdn$0.05 per Unit for proceeds to the Company of up to Cdn$500,000. Each such Unit is to be comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Closing of this financing (the "Financing") is subject to receipt of all necessary approvals, including board and TSX Venture Exchange approvals. The Company intends to use the proceeds from the Financing for general corporate purposes. Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, is a proposed purchaser of up to 2,500,000 of the Units.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Gentor

Gentor is a mineral exploration company with copper exploration properties in Turkey. The Company’s strategy is to create shareholder value by developing highly prospective mineral properties around the globe, with current focus in Turkey.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.gentorresources.com, or contact: Arnold T. Kondrat, President and CEO, Toronto, Ontario, Tel: + 1 (416) 366-8488.